Exhibit 99.1

VIVOPOWER ANNOUNCES PLANS TO SPIN OFF MAJORITY OF CARET BUSINESS UNIT PORTFOLIO AND DISTRIBUTION OF SPECIAL DIVIDEND STOCK

LONDON, October 27, 2023 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, “VivoPower”, the “Company”) announced today that its board of directors has approved an execution plan to spin off the majority of its Caret business unit’s portfolio, representing up to ten solar projects totalling 586MW-DC at varying stages of development.

This does not include the two solar projects (totalling 96.5MW-DC) that were committed to a joint venture valued at $7.7m (representing a valuation of $80,000 per MW-DC).

VivoPower shareholders had previously approved a spinoff of Caret, in whole or part during the Annual General Meeting held in November 2022.

It is intended that VivoPower shareholders receive a special dividend in the form of stock in the spin off entity. The distribution may qualify as tax free to VivoPower stockholders for U.S. federal income tax purposes, but shareholders are advised to seek their own tax advice.

The distribution is intended to be made to all VivoPower shareholders of record as of 5:00 p.m. ET on November 6, 2023 (the "record date"). The distribution will ultimately take place in the form of a pro rata stock dividend to each VivoPower shareholder as of the record date. Completion of the spin-off transaction will be subject to various conditions, including all the customary approvals with the distribution date and ratio to be advised subsequent to the fulfilment of conditions and approvals.

The Company will seek the approval from VivoPower shareholders to receive the special dividend stock as a result of the spin off in its next general meeting of shareholders, which is anticipated to be in December 2023 at the latest.

Shareholders are encouraged to consult with their financial advisor regarding the specific implications of trading VivoPower ordinary shares prior to or on the distribution date.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, the anticipated impact that the events or transactions described in this communication may have on the Company and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com